SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 4
TO
SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

HORIZON ORGANIC HOLDING CORPORATION

(Name of the Issuer)

Horizon Organic Holding Corporation and Dean Foods Company

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

44043T 10 3

(CUSIP Number of Class of Securities)

Michael A. Sabian, Esq.
Shughart Thomson & Kilroy P.C.
Suite 2300, 1050 17th Street
Denver, Colorado 80265
(303) 572-9300

Copy to: William A. McCormack
Hughes & Luce LLP
1717 Main Street, Suite 2800
Dallas, Texas 75201
(214) 939-5633

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer.

d	☐	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

     Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$216,630,960*	$17,525.45**

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumed the acquisition by Dean Foods Company of the 9,026,290 shares of common stock, par value $0.001 per share, of Horizon Organic Holding Corporation outstanding as of July 31, 2003 that it did not already own, at a purchase price of $24.00 per share.

**	In accordance with the Commission’s April 29, 2002 Order Making Fiscal 2003 Annual Adjustments to the Fee Rates Applicable Under Section 6(b) of the Securities Act of 1933 and Sections 13(e), 14(g), 31(b) and 31(c) of the Securities Exchange Act of 1934, and Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the Filing Fee was calculated as $80.90 per $1,000,000 of Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,525.45	Filing Party: Horizon Organic Holding Corporation

Form or Registration No.: Schedule 14A	Date Filed: August 25, 2003

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INTRODUCTION

     This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) by Dean Foods Company, a Delaware corporation (“Parent”), and Horizon Organic Holding Corporation, a Delaware corporation (the “Company”).

     The Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of June 29, 2003 (the “Merger Agreement”), by and among the Company, Parent and Capricorn Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”). The Merger Agreement provided for the merger of Purchaser with and into the Company (the “Merger”), with the Company continuing as the surviving corporation.

     This Amendment No. 4 to the Schedule 13E-3 is being filed to report the results of the Merger, as follows:

     (a) At a Special Meeting of the Stockholders of the Company held on December 18, 2003, of the 10,367,165 shares of the common stock, par value $0.001 per share, of the Company (the “Old Common Stock”) outstanding and entitled to vote, 7,887,398 shares (or 76.08%) were represented at the meeting in person or by proxy. Of these 7,887,398 shares of Old Common Stock, 7,832,960 shares were voted in favor of the Merger, 52,118 shares were voted against the Merger and 2,320 shares abstained from voting. There were no broker non-votes. Consequently, the Merger was approved by the vote of a majority of the outstanding shares of Old Common Stock.

     (b) On January 2, 2004, a Certificate of Merger was filed with the Secretary of State of the State of Delaware to consummate the Merger. Pursuant to the Merger, Purchaser was merged with and into the Company, with the Company continuing as the surviving corporation under the name “Horizon Organic Holding Corporation” (the “Surviving Corporation”). Each issued and outstanding share of Old Common Stock, other than shares held by dissenting shareholders and shares held by Parent, has been canceled and converted into the right to receive a cash payment per share, without interest, of $24.00. Each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser has been converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “New Common Stock”). As a result of the Merger, Parent owns all of the issued and outstanding shares of New Common Stock and the Surviving Corporation is a wholly-owned subsidiary of Parent.

     (c) On January 2, 2004, a Form 15 was filed with the Commission by the Company terminating the registration of the Old Common Stock under the Securities Exchange Act of 1934, as amended, and The NASDAQ Stock Market deleted the trading of the Old Common Stock from The NASDAQ Stock Market.

     Pursuant to General Instructions F and G to Schedule 13E-3, the definitive Proxy Statement on Schedule 14A of the Company, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

Item 16. Exhibits

(i) Press Release of Horizon Organic Holding Corporation, dated December 18, 2003 (incorporated by reference to Current Report on Form 8-K filed by Horizon Organic Holding Corporation on December 18, 2003).

(ii) Press Release of Dean Foods Company, dated January 5, 2004 (incorporated by reference to Current Report on Form 8-K filed by Dean Foods Company on January 5, 2004).

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

HORIZON ORGANIC HOLDING CORPORATION

/s/ THOMAS P. BRIGGS (Signature)

THOMAS P. BRIGGS, SECRETARY (Name and title)

1/05/04 (Date)

DEAN FOODS COMPANY

/s/ RONALD H. KLEIN (Signature)

RONALD H. KLEIN, SENIOR VICE PRESIDENT CORPORATE DEVELOPMENT (Name and title)

1/05/04 (Date)

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EXHIBIT INDEX

Exhibit
Number	Description

99(i)	Press Release of Horizon Organic Holding Corporation, dated December 18, 2003 (incorporated by reference to Current Report on Form 8-K filed by Horizon Organic Holding Corporation on December 18, 2003)

99(ii)	Press Release of Dean Foods Company, dated January 5, 2004 (incorporated by reference to Current Report on Form 8-K filed by Dean Foods Company on January 5, 2004)

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